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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 15, 2008
2.	Material Change Report dated April 16, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca Trading Symbol: TSXV – BUF.U OTC\BB – BYBUF FWB – B4K	2000 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 Phone: 604.331.8772 Fax: 604.331.8773 www.madisonminerals.com Trading Symbol: TSXV - MMR OTC.BB - MMRSF

BUFFALO TRIGGERS JV WITH MADISON FOR MT. KARE IN PNG

Vancouver, B.C., April 15, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd., (“Buffalo”) announces that the Company has given notice to Madison Minerals Inc. (“Madison”) that they wish to trigger a joint venture at their Mr. Kare project in Papua New Guinea. (See Buffalo Press Release, October 21, 2005). The JV will be implemented following a 90 day notice period.

Buffalo currently has a 60% interest in the Mt. Kare project. Madison has 40%, having re-negotiated the terms of the earn-in agreement last year. (See Buffalo Press Release May 18, 2007). Madison and Buffalo collectively hold a 10% interest in trust for the local landowners. Under the terms of this agreement, Buffalo could increase its interest to 75% by completing a bankable feasibility study in the next three years or convert the project to a joint venture where by each Company has to contribute on a pro rata basis to the project costs or be diluted down. Buffalo has opted to trigger the joint venture.

Recently, Buffalo completed a 21.7 –line –kilometre, induced polarization (IP) survey over the southern extension of the Mt. Kare deposit. (See Buffalo Press Release March 3, 2008). The survey has defined a strong 400m by 300m chargeability anomaly, extending southward or at least 250m beyond the most southerly line of drilling on Mt. Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of Mt. Kare gold bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces of Gold. The Company is compiling an exploration program to follow up on these results.

Brian McEwen, Buffalo President and CEO remarked, “Buffalo Gold is committed to continue working in PNG, and believes in the potential of Mt. Kare and the surrounding area. We are committed to PNG as shown by our application for renewal of EL1093 and the recent final approval for EL 1575.”

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

On behalf of the Board of Directors of

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

MADISON MINERALS INC.

“Brian McEwen”

“Chet Idziszek”

________________________________

_________________________________

Brian McEwen,

Chet Idziszek,

President and Chief Executive Officer

President and Chief Executive Officer

For further information please contact:

For further information please contact:

Julie Hajduk, Investor Relations

David Scott, Investor Relations

E-mail: julie@buffalogold.ca

E-mail: dscott@mine-tech.com

Phone: 604.685.5492 or T.F.1.888.685.5492

Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS WEBSITE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

_________________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

April 15, 2008

Item 3

News Release

A press release was issued on April 15, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo has given notice to Madison Minerals Inc. (“Madison”) that they wish to trigger a joint venture at their Mr. Kare project in Papua New Guinea.

Item 5

Full Description of Material Change

Buffalo has given notice to Madison Minerals Inc. (“Madison”) that they wish to trigger a joint venture at their Mr. Kare project in Papua New Guinea. (See Buffalo Press Release, October 21, 2005). The JV will be implemented following a 90 day notice period.

Buffalo currently has a 60% interest in the Mt. Kare project. Madison has 40%, having re-negotiated the terms of the earn-in agreement last year. (See Buffalo Press Release May 18, 2007). Madison and Buffalo collectively hold a 10% interest in trust for the local landowners. Under the terms of this agreement, Buffalo could increase its interest to 75% by completing a bankable feasibility study in the next three years or convert the project to a joint venture where by each Company has to contribute on a pro rata basis to the project costs or be diluted down. Buffalo has opted to trigger the joint venture.

Recently, Buffalo completed a 21.7 –line –kilometre, induced polarization (IP) survey over the southern extension of the Mt. Kare deposit. (See Buffalo Press Release March 3, 2008). The survey has defined a strong 400m by 300m chargeability anomaly, extending southward or at least 250m beyond the most southerly line of drilling on Mt. Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of Mt. Kare gold bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces of Gold. The Company is compiling an exploration program to follow up on these results.

Brian McEwen, Buffalo President and CEO remarked, “Buffalo Gold is committed to continue working in PNG, and believes in the potential of Mt. Kare and the surrounding area. We are committed to PNG as shown by our application for renewal of EL1093 and the recent final approval for EL 1575.”

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

April 16, 2008